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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.5)(1)


 Besicorp Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


 086338 20 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [x]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

CUSIP No. 086338 20 9                          13G           Page 2  of 5  Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Michael F. Zinn
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,492,796
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          79,456
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,492,796
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            79,456
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,492,796
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     50.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 086338 20 9                 13G                    Page  3 of  5 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:


     Besicorp Group Inc.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:


     1151 Flatbush Road, Kingston, New York 12401
________________________________________________________________________________
Item 2(a).  Name of Person Filing:


     Michael F. Zinn
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:


     1151 Flatbush Road, Kingston, New York  12401
________________________________________________________________________________
Item 2(c).  Citizenship:


     United States
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:


     Common Stock, $.10 par value per share (the "Common Stock")
________________________________________________________________________________
Item 2(e).  CUSIP Number:


     086338 20 9
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]

CUSIP No.   086338 20 9               13G                    Page  4 of  5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          As of December 31, 1998, Mr. Zinn may be deemed to beneficially own 1,572,252 shares of Common Stock, which includes 57,669 shares of Common Stock owned by his spouse, Mrs. Valerie Zinn, 19,787 shares of Common Stock owned by Mr. Zinn's daughter, Ms. Randi Zinn, 45,000 shares of Common Stock issuable upon exercise of options and warrants held by Mr. Zinn and 2,000 shares of Common Stock issuable upon exercise of options held by Mrs. Zinn. Subsequent to such date, Mr. Zinn's options and warrants to acquire 45,000 shares of Common Stock and Mrs. Zinn's options to acquire 2,000 shares of Common Stock were exercised. Mr. Zinn disclaims beneficial ownership of the 77,456 shares owned by his spouse and daughter and the 2,000 shares issuable upon exercise of the options held by his spouse.


     (b)  Percent of class:
          As of December 31, 1998, Mr. Zinn may be deemed to be the beneficial owner of an aggregate of 1,492,796 shares of Common Stock, which constituted approximately 49.1% of the 3,038,935 shares of Common Stock outstanding as of February 3, 1999 as reported in the Company's Quarterly Report for the quarter ended December 31, 1998 on Form 10-QSB, SEC File No. 001-12316.


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote              1,492,796,


          (ii)  Shared power to vote or to direct the vote               79,456,


          (iii) Sole power to dispose or to direct the disposition of 1,492,796,


          (iv)  Shared power to dispose or to direct the disposition of  79,456,



________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.


     Not applicable

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


     Not applicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


     Not applicable
________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.


     Not applicable
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.


     Not applicable
________________________________________________________________________________
Item 10.  Certifications.

     Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 16, 1999
                                        ----------------------------------------
                                                        (Date)


                                         /s/ Michael F. Zinn
                                        ----------------------------------------
                                             Michael F. Zinn








Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).